# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

***Name of issuer***
SHADOW ACCELERATOR LLC

***Legal status of issuer***

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> September 9, 2020

***Physical address of issuer***
3340 Peachtree Rd, Suite 1010, Atlanta, GA 30326

***Website of issuer***
https://shadow.vc/

***Name of intermediary through which the Offering will be conducted***
InfraShares Inc.

***CIK number of intermediary***
0001686389

***SEC file number of intermediary***
007-00107

***CRD number, if applicable, of intermediary***
288408

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
2.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
None.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
North Capital, Inc.

***Type of security offered***
LLC/Membership Interests

***Target number of Securities to be offered***
250

***Price (or method for determining price)***
$1,000.00

***Target offering amount***
$250,000.00

***Oversubscriptions accepted:***

☑ Yes

☐ No

***Oversubscriptions will be allocated:***

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

***Maximum offering amount (if different from target offering amount)***
$1,000,000.00

*Deadline to reach the target offering amount*
December 31, 2020

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
0

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0.00 | $0.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $0.00 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**October 1, 2020**

**FORM C**

**Up to $1,000,000.00**

**SHADOW ACCELERATOR LLC**

**LLC/Membership Interests**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SHADOW ACCELERATOR LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in LLC/Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $1,000,000.00 from Investorrs in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through InfraShares Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities. Updates and status changes to on the Infrashares portal here:
https://invest.infrashares.com/offering/shamul?trid=6gs2bs4

|  | **Price to Investors** | **Service Fees and Commissions (1)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $1,000.00 | $0 | $1,000.00 |
| **Aggregate Minimum Offering Amount** | $250,000.00 | $6,250.00 | $243,750.00 |
| **Aggregate Maximum Offering Amount** | $1,000,000.00 | $25,000.00 | $975,000.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://shadow.vc/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is October 1, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the Delaware;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE

MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ACTIVE/105362250.2

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

NORTH CAPITAL, INC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions,* *expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

ACTIVE/105362250.2

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://shadow.vc/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

SHADOW ACCELERATOR LLC (the "Company") is a Delaware Limited Liability Company, formed on September 9, 2020.

The Company is located at 3340 Peachtree Rd, Suite 1010, Atlanta, GA 30326.

The Company's website is https://shadow.vc/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

Shadow Accelerator is a venture firm focused on scaling the growth of early stage construction technology companies by partnering with them and helping them reach growth for future profitable exists. We generate revenues based on fees from raising capital for the early stage companies we partner with as well as realizing gains on our investment in those startup companies.

**The Offering**

| | |
|---|---|
| **Minimum amount of LLC/Membership Interests being offered** | 250 |
| **Total LLC/Membership Interests outstanding after Offering (if minimum amount reached)** | 250 |
| **Maximum amount of LLC/Membership Interests** | 1,000 |
| **Total LLC/Membership Interests outstanding after Offering (if maximum amount reached)** | 1,000 |
| **Purchase price per Security** | $1,000.00 |
| **Minimum investment amount per investor** | $1,000.00 |
| **Offering deadline** | December 31, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 20 hereof. |
| **Voting Rights** | See the description of the voting rights on page 27 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***In order for investors to get a return on investment, the startups we provide services to will need to grow.***
In the event that none of the startups participating in the accelerator are able to grow their respective businesses over an eighteen-month period, it could mean that investors would lose money and there would damage to our reputation for future endeavors for this business model.

***To date, we have not generated revenue and generating that revenue depends on raising capital.***
We are a startup company and our business model currently focuses on fees from our capital raise rather than generating revenue from products or services. While we intend to generate revenue in the future, there are no assurances when or if we will be able to do so.

***We have a limited operating history making it difficult to evaluate our performance.***
We were incorporated under the laws of Delaware on September 9, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Pramod Reddy who is CEO/ Chairman, September 9, 2020 - present of the Company. The Company has or intends to enter into employment agreements with Pramod Reddy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Pramod Reddy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.


***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.


***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***
Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

14

* seasonal fluctuations in demand and our revenue.

*We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.*

**Risks Related to the Securities**

*The LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the LLC/Membership Interests. Because the LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Pramod Reddy.*
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

*A majority of the Company is owned by a small number of owners.*

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Your ownership of the Securities will be subject to dilution.***
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when

and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels

### *Insufficient Distributions for Tax Purposes*

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

### *Limitation of Manager's Liability*

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

### *Purchasers Will Not Participate in Management*

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

### *There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

### *Income Tax Risks*

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

### *Audit by Internal Revenue Service*

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

Shadow Accelerator is a venture firm focused on scaling the growth of early stage construction technology companies by partnering with them and helping them reach growth for future profitable exists. We generate revenues based on fees from raising capital for the early stage companies we partner with as well as realizing gains on our investment in those startup companies.

### Business Plan

We are excited and committed to partnering with early stage construction technology companies on the verge of growth, but this requires understanding the market and what it needs. Our business strategy leverages our competencies across different business units including technology, marketing, pricing, and marketing positioning. Because we spend time understanding these business units, we reduce risk to investors of all types through this process. Our customers/ clients have access to alternative investment through our partnership with these startups.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|

| Accelerator Services to Construction Technology Companies | We diligence technology startups/ solutions and partner in an effort to help them scale in the built industry including construction, real estate, property, operations, and design. That diligence extends to the products technical build, sales process and pipeline, and overall business strategy. | We frequently work with real estate, individual accredited and institutional investors, strategic corporate investors and individuals, both accredited and non accredited investors. |
|---|---|---|

We diligence various technologies impacting construction, property, design, and operating tenant. This involves understanding the defensibility of their solution technically, product-market fit, and ability to scale with funding. We frequently speak with professionals across the build industry to understanding the needs of the market.

Our interactions with the industry are conducted virtually through online portals. All accelerator companies offer defensible technology solutions (not tech-enabled services) that directly or indirectly impact the built industry. These solutions include but are not limited to tenant experience, leasing and property management, contactless entry, and smart/ healthy buildings.


**Competition**

The Company's primary competitors are Y Combinator, MetaProp, Techstars, Plug and Play.

We are a newcomer to accelerator programs. We have positioned ourselves specifically within the built environment which includes technology related to development, designing, construction/ building, and operating. We are becoming known for our ability to deeply diligence startups on multiple levels - technological, sales, marketing, and business strategy to make the best decisions for investments. Most of our competitors are focused on various aspects of tech and don't focus on deeply understanding and diligencing sector specific business models.

**Supply Chain and Customer Base**

We do not rely on outside suppliers for our products and services.

Our customers are the construction technology startups we will partner with to provide the support of our tech, marketing, and business expertise. Our customers are also the future investors in the startups the company will partner with as part of the accelerator program.


**Intellectual Property**

The Company is dependent on the following intellectual property: None.


**Governmental/Regulatory Approval and Compliance**

Government regulation should not have a material effect on our business operations.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 3340 Peachtree Rd, Suite 1010, Atlanta, GA 30326

The Company has the following additional addresses:

The Company conducts business in All of United States, Canada, Europe.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 2.50% | $6,250 | 2.50% | $25,000 |
| Campaign marketing expenses | 2.00% | $5,000 | 1.50% | $15,000 |
| Estimated Attorney Fees | 0.48% | $1,200 | 0.25% | $2,500 |
| Estimated Accountant/Auditor Fees | 0.80% | $2,000 | 1.50% | $15,000 |
| General Marketing | 1.20% | $3,000 | 1.00% | $10,000 |
| Startup Funding Allocation | 80.00% | $200,000 | 80.00% | $800,000 |
| Future Wages | 6.40% | $16,000 | 6.00% | $60,000 |
| Accrued Wages | 3.20% | $8,000 | 1.50% | $15,000 |

| | | | | |
|---|---|---|---|---|
| Accrued expenses of managers | 1.20% | $3,000 | 1.00% | $10,000 |
| General Working Capital | 0.40% | $1,000 | 1.00% | $10,000 |
| Tech diligence - consulting fees from fractional CTO | 1.00% | $2,500 | 1.50% | $15,000 |
| Media - webinars, events promotions team | 0.32% | $800 | 1.00% | $10,000 |
| Business Diligence - from fractional CEO | 0.50% | $1,250 | 1.25% | $12,500 |
| **Total** | **100.00%** | **$250,000** | **100.00%** | **$1,000,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company may change these proceeds for business needs as the accelerator executes due diligence.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Pramod Reddy

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Chairman and CEO , September 9, 2020 - Present Most recently Mr. Reddy makes major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the advisory board and investors, and acting as the public face of this company.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

From October 2014-May 2016, Mr. Reddy was the Chief Executive Officer of SoftWear a cutting and sewing based on machine vision, robotics, and computing. During his time there he led the company through important customer acquisitions.

Between 2017 to present, Mr. Reddy serves as the CEO of Shadow Ventures, leading, advising, and funding early-stage companies that are led by dynamic technology entrepreneurs focused on disrupting nascent industries.

*Education*

Georgia Technical Institute - Bachelor's of Engineering Georgia Technical Institute - Master's Degree

---

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Pramod Reddy

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, September 9, 2020 - Present, More recently Mr. Reddy will be making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the advisory board and investors, and acting as the public face of this company in regards to the accelerator.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

From October 2014 - December 2016, Mr. Reddy was the Chief Executive Officer of SoftWear, a robotics company automating clothing production lines. He was responsible for leading customer acquisition initiatives. From 2017 to present Pramod Reddy is the CEO of Shadow Ventures, which invests in early stage companies that are led by dynamic technology entrepreneurs focused on disrupting nascent industries.

*Education*

Georgia Technical Institute - Bachelor's of Engineering Georgia Technical Institute - Master's Degree

---

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has no employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 100 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | No |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100.0% |

The Company has the following debt outstanding: None.

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 100,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

## Ownership

The company is solely owned and controlled by Pramod Reddy.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Pramod Reddy | 100.0% |

Following the Offering, the Purchasers will own 22.7% of the Company if the Minimum Amount is raised and 90.0% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

We are a pre-revenue company and our primary expenses consist of initial startup selection, appropriate diligence to determine valuations which are all related to payroll, ongoing entity costs including filings, taxes, legal, and the hands-on work of running the accelerator cohorts. We do not anticipate generating revenue until November.

The Company intends to achieve profitability in the next 6 months by partnering with early stage construction technology companies and their investors.

### Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 1,000 of LLC/Membership Interests for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital, Inc. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any

Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through InfraShares Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

2.5% of the amount raised.

*Stock, Warrants and Other Compensation*

None.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 350 membership interests outstanding.

*Distributions*

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's chief executive officer determines when and how distributions are made. Distributions are calculated based on membership interest. Distributions are apportioned to holders of Membership Interests by Pro-rata basis. Distributions are required to be made at the sole discretion of the CEO. The Membership Interests are not entitled to a preferred return.

*Allocations*

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses.  Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

*Capital Contributions*

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

*Transfer*

Holders of Membership Interests will not be able to transfer their Membership Interests without the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

*Withdrawal*

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

**Voting and Control**

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the LLC/Membership Interests.

**TAX MATTERS**

**Introduction**

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

• insurance companies;

• tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

• financial institutions or broker-dealers;

• Non-U.S. holders (as defined below);

• U.S. expatriates;

• subchapter S corporations;

• U.S. holders whose functional currency is not the U.S. dollar;

• regulated investment companies and REITs;

• trusts and estates;

• persons subject to the alternative minimum tax provisions of the Code; and

• persons holding our Interests through a partnership or similar pass-through entity.

28

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder.  As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

**The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner.  A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.**

**This discussion is only a summary of material U.S. federal income tax consequences of the Offering.  Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.**

**This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C.   No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.**

**Classification as a Partnership**

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below.  Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes.  The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes.  Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below.  If it were determined that the Company should be classified as an association taxable as a

29

corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes.  Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof.  The Managing Member believes that interests in the Company will not be traded on an established securities market.  The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof.  However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income.  While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations.  The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership.  One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership.  The Offering of Interests will not be registered under the Securities Act.  Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners.  However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation.  The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

**Taxation of Operations**

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

**Taxation of Interests - Limitations on Losses and Deductions**

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

**Medicare Contribution Taxes**

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

**Taxation of Interests - Other Taxes**

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

**Tax Returns; Tax Audits**

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

**State and Local Taxation**

**In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.**

**Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.**

**Disclosure to "Opt-out" of a Reliance Opinion**

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

**Tax-Exempt Members**

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition.  An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization.  An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI.  The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI.  The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS.  No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member.  Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

**Future Tax Legislation, Necessity of Obtaining Professional Advice**

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively.  The foregoing analysis is not intended as a substitute for careful tax planning.  The tax matters relating to the Company are complex and are subject to varying interpretations.  Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances.  In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

**Disclosure Issues**

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Mr. Reddy as the CEO of the Company will receive proceeds in the form of

The Company has conducted the following transactions with related persons: None.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**PRIOR EXEMPT OFFERINGS**

None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Pramod Reddy
_____
(Name)

CEO/Chairman
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Pramod Reddy
_____
(Name)

CEO/Chairman
_____
(Title)

36


10/8/2020

_____

(Date)


***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A       Financial Statements and CPA Review Letter
Exhibit B       Offering Page

**EXHIBIT A**

*Financial Statements and CPA Review Letter*

# SHADOW ACCELERATOR, LLC

*(Delaware limited liability company)*

Unaudited Financial Statements

For the period of September 9, 2020 (inception) through September 30, 2020



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

October 1, 2020

To:     Board of Managers, SHADOW ACCELERATOR, LLC

Re:     2020 (inception) Financial Statement Review
        SHADOW ACCELERATOR, LLC

We have reviewed the accompanying financial statements of SHADOW ACCELERATOR, LLC (the "Company"), which comprise the balance sheet as of September 9, 2020, and the related statements of income, owners' equity/deficit and cash flows for the inception period of September 9, 2020 through September 30, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**SHADOW ACCELERATOR, LLC**
**BALANCE SHEET**
**As of September 30, 2020**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

**ASSETS**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash and cash equivalents | $ | 0 |
| Total current assets | | 0 |
| | | |
| Total Assets | $ | 0 |

**LIABILITIES AND MEMBERS' DEFICIT**

| | | |
|---|---|---:|
| Liabilities: | | |
| Current liabilities: | | |
| None | $ | 0 |
| Total liabilities | | 0 |
| | | |
| TOTAL LIABILITIES | | 0 |
| | | |
| Members Capital: | | |
| Member capital | | 0 |
| Accumulated deficit | | 0 |
| Total Members' Capital | | 0 |
| | | |
| Total Liabilities and Members' Capital | $ | 0 |

## SHADOW ACCELERATOR, LLC
## STATEMENT OF OPERATIONS
**For the period of September 9, 2020 (inception) through September 30, 2020**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | | |
|---|---:|---:|
| Revenues | $ | 0 |
| Cost of revenues | | 0 |
| Gross profit (loss) | | 0 |
| | | |
| Operating expenses: | | |
| General and administrative | | 0 |
| Sales and marketing | | 0 |
| Total operating expenses | | 0 |
| | | |
| Operating income | | 0 |
| | | |
| Net income | $ | 0 |

## SHADOW ACCELERATOR, LLC
## STATEMENT OF MEMBERS' EQUITY
### For the period of September 9, 2020 (inception) through September 30, 2020
### See accompanying Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

| | Members' Capital | Additional Paid-in-Capital | Total Members' Capital |
|---|---|---|---|
| Balance as of inception (September 9, 2020) | $ 0 | $ 0 | $ 0 |
| Period net income (loss) | | | 0 |
| **Balance as of September 30, 2020** | **$ 0** | **$ 0** | **$ 0** |


**SHADOW ACCELERATOR, LLC**
**STATEMENT OF CASH FLOWS**
**For the period of September 9, 2020 (inception) through September 30, 2020**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**


| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 0 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| None | | 0 |
| Net cash used in operating activities | | 0 |
| | | |
| **Cash flows from investing activities** | | |
| None | | 0 |
| Net cash used in investing activities | | 0 |
| | | |
| **Cash flows from financing activities** | | |
| Cash contribution | | 0 |
| Net cash provided by financing activities | | 0 |
| | | |
| Net change in cash and cash equivalents | | 0 |
| | | |
| Cash and cash equivalents at beginning of period | | 0 |
| Cash and cash equivalents at end of period | $ | 0 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for interest | $ | 0 |
| Cash paid for income taxes | | 0 |

**SHADOW ACCELERATOR LLC**
**NOTES TO FINANCIAL STATEMENTS**
**As of September 30, 2020 and the inception period of September 9, 2020 to September 30, 2020**
**See accompanying Accountant's Review Report**
**(unaudited)**

## NOTE 1 - NATURE OF OPERATIONS

SHADOW ACCELERATOR, LLC (which may be referred to as the "Company," "we," "us," or "our") is a limited liability company organized in Delaware. The Company was formed to acquire, invest in and incubate early-stage companies.

The Company incorporated on September 9, 2020.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of September 9, 2020, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and other syndication efforts. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of September 30, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 30, 2020, the Company had $0 of cash on hand.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed

to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of September 30, 2020, the Company had no outstanding accounts receivable.

*Property and Equipment*
Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of September 30, 2020, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

*Income Taxes*
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company will earn revenue through the cash flows, operations and eventual disposition of the

Company's portfolio investments.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Software Development Costs*
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.


## NOTE 3 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.


## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

**NOTE 5 – EQUITY**

*Membership Interest*
As of the balance sheet date, only nominal capital has been added to the Company to facilitate its bank account opening and business start-up.


**NOTE 6 – GOING CONCERN**

These financial statements are prepared on a going concern basis.  The Company incorporated on September 9, 2020 and is in the process of beginning operations.  The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.


**NOTE 7 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company plans to offer up to $1,070,000 in a securities offering exempt from registration under Regulation CF.  The securities offering is anticipated to be listed with Infrashares.

*Management's Evaluation*
Management has evaluated subsequent events through October 1, 2020, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

*Offering Page*

# About this Raise

An early stage program to accelerate growth of the most promising multifamily tech companies.

Multifamily tech facilitates premium and positive experiences for tenants and owners. This tech helps owners and operators attract and retain ideal tenants with insights through valuable data while offering residents valid reasons to continue renting. These technologies offer immersive experiences, artificial intelligence, smart spaces, and a shared economy.



Angel Investing for All

Target 2X Portfolio Valuation Step-up

$1,000 Min Investment

$1M
OFFERING SIZE

Target IRR: 50.39% after 18 months

2x Portfolio Valuation

An Institutional Grade Process

# Multifamily Tech Accelerator

An early stage program to accelerate growth of the most promising multifamily tech companies.

# Executive Summary

Multifamily Accelerator Investment

**Why Shadow Ventures:**

- We understand the multifamily space and are the only accelerator focused on multifamily tech.
- We have a track record as operators and investors.
- We operate a seed venture firm for built-world technology, so we know the space and how to invest in it.
- We are known in the market for our technical prowess and are equipped to get "in the details" to help the startups build their companies.

**Investment Focus and Terms:**

- 4 early-stage multifamily technology startups solving deep and challenging technical problems
- $100,000 SAFE note investment in each
- SAFE terms will be set with a valuation cap per startup. Shadow Ventures will execute diligence to understand the valuation of each startup prior to issuing the SAFE.

**Return Targets:**

- Target 2x portfolio valuation step up to seed round in 18 months

# Why Multifamily?

*Signals of a Market on the Verge of Large-Scale Disruption*

- Stagnating financials: Multifamily vacancy rates are expected to remain elevated for the foreseeable future. On top of that, rent growth is declining due to the pandemic and its economic impacts. Property acquisition activity has slowed due to difficulty of completing diligence.

- Property hygiene and safety needs have shifted drastically and quickly: Due to COVID-19, properties are challenged to create a safe, clean, and functioning environment for their residents while limiting in-person interaction. And this is not just a "nice to have" — it is a requirement.

- Residents expect more than ever: Due to both increasing supply in the multifamily market and COVID-19 causing renters to rethink what they want out of their home, property managers must reprioritize amenities and resident satisfaction more than ever before.

- Thinning margins: There is a crisis to innovate in the building industry as it becomes more crowded, less profitable, and races to keep up with population growth. As we look at an apparent contraction in the multifamily real estate market, CFOs are looking for ways to give their company a productivity and operating cost edge.

- Mainstream capital and exit potential: The market opportunity has attracted the attention of large generalist Series A+ institutional investors like Sequoia, Andreesen Horowitz, Softbank, and more.

# Program Overview

*Multifamily Tech Accelerator*

- Cohorts of tech startups with a focus on the multifamily market

- Four startups per cohort, 20-weeks program

- Criteria for startup acceptance:

  - Pre- or early-revenue

  - Filling a real gap in the multifamily market

  - Building a defensible technology product (no tech-enabled services, "tech-lite" companies, or marketplaces)

  - Strong and coachable founding team who will devote full-time effort and want to build a scalable, high growth business

- The program is a mix of classes, tailored 1-on-1 help with the Shadow team to strengthen weak areas, and introductions/sales acceleration.

- Startups receive a $100,000 SAFE note at the beginning of the program.

# Why Us?

*Shadow Ventures Overview*

- **We are investors:** Shadow Ventures runs a seed-stage investment firm focused **entirely on built environment** (real estate and construction) technology investments. We know the space and what it takes to be successful as a technology company in it because we have done it before. Two of our current investments (Amenify and InfoTycoon) are multifamily focused.

- **We are builders:** Shadow Ventures also runs Shadow Labs, an incubator focused on pre-seed built environment technology companies. As of August 2020, there are 70 active companies in the incubator, 10+ of which are multifamily focused. In total, Shadow Labs companies have raised over $75M in funding to date.

- **We are operators:** Our team is comprised of startup operators and functional area specialists: from sales to marketing to technology. We are known in the market for our technical prowess and are equipped to get "in the details" to help startups build their companies.

- **We have the network:** As a specialized venture firm in the built environment, we have connections with leading owners, operators, and developers. Our accelerator advisory board is made up of some of the top multifamily executives in the country. We have the connections to accelerate sales and create an instant pipeline for the cohort.

# Startup Due Diligence

*An Institutional-grade Process*

The Shadow team has experience across multiple business functions, allowing us to dig into a business across multiple facets when conducting due diligence. Because we're not gamblers, we work to understand each startup's current state to determine growth and scalability and make the most informed decisions. Our Labs program has allowed us to build relationships with founders applying for the accelerator program.

- **Key Diligence Factors**
  - Technology defensibility
  - Pricing strategies
  - Competitive analysis
  - Current customer acquisition
  - Product-market fit
  - Lead generation and sales pipeline growth

- **Shadow Labs Startups**
  - Developed report with current startups
  - Understanding of strengths, weaknesses, and challenges

# Selected Startup Criteria

*Key Factors for Participation*

We work closely with industry leaders and experts in multifamily. Our selected venture partners play a key role in the startup selection and their success in the program.

- **Factors for Startup Participation**
  - Seed-stage or earlier
  - Current sales pipeline
  - Unanimous vote in from venture partners
  - Have a minimum viable product (MVP)
  - Solid current leadership
  - Application process
  - Alignment with multifamily solution
  - Culture fit with Shadow

# Accelerator Programming

*A Six-Month Cohort for Scale and Growth*

- November — Current State Discovery
  - Orientation
  - Business & Market Position
  - Meet & Greet Cohort Advisors
- December — Market Positioning
  - Customer Discovery
  - Competitive Analysis
  - Tech Review
- January — Marketing Evaluation
  - Pitch
  - Persona Mapping
  - Storytelling

- February — Sales Strategy
  - Sell Like a Pro with a Pro
  - Hot Seat Session
  - Progress Report
- March — Prepare for Pitchday
  - Individual Sessions
  - Peer Reviews
  - Practice Pitches
  - Pitch Day
- April — Post Mortem
  - Closing Session

# Sourcing Startups

*A Partnership with Shadow Ventures Labs*

Shadow Accelerator has partnered with a firm for direct access to startups operating in the multifamily space. The companies listed below are some of the companies in consideration for joining the final accelerator. These startups have built relationships with the partner to understand their solutions and unique challenges.

- Zerv: Touchless entry and access via digital passport
- Savvy: Tenant screening — digital passport
- Knock: Scheduled contactless tours and faster leasing
- at HUM: Virtually-staged 3D spaces tailored to residents' tastes and virtual tour
- Rentreever: Rental security deposit refund within minutes
- Embue: Cloud platform for building automation and analytics
- BuildUp: Collaboration software, project workflows, and useful analytics
- Kairos: Water leak detection sensors with automatic shut-off

# Sourcing Great Startups

*By the Numbers through partnership*

**170**

Startup applications - real estate and construction focused

**70**

Active global participants (located in US, Europe, Australia, and Asia)

**$75M**

Shadow Labs companies have raised a total of more than $75,000,000 in funding to day.





















# About the Startups

*Shadow Labs Startups Functionality*

**Leasing & Property Management**

SAVVY

Rentreever

buildup

Rentivity — RENTING REINVENTED —

**Contactless Entry**

knock

Zerv

**Healthy/Smart IoT Buildings**

embue

KAIROS

**Tenant Experience**

atHUM

amenify

# Accelerator Venture Partners

*Multifamily industry experts selecting and guiding startups*



**Robert Salwasser, President & Founder** – Robert co-founded IPS in the mid-1980s after completing his education in economics and law. He began by consulting and representing Bay Area landlords in hundreds of property tax appeals and rent control hearings. Simultaneously, he realized the early potential of technology to revolutionize real estate investment and developed an early, web-based MLS for income property. Robert was also involved in an early discussion to develop Dwellsy.com, an online ILS now competing with craigslist and Apartments.com.

For the past three decades, Robert has led the IPS team in serving individual investors and family offices wanting to grow their real estate investment portfolios. Robert's vision is to unite first-class property management using the latest technology with investment profitability and cash-flow for his clients in every season.

# Accelerator Venture Partners

*Multifamily industry experts selecting and guiding startups*



**Akshay Gandhi, OliveTree Holdings** – Akshay has been with Olive Tree Property Holdings since 2017. In his role, he has overseen much of the firm's underwriting and coordinated a number of capital events. Most recently as a Partner at Olive Tree Ventures, Akshay is leading the firm's efforts to identify partnerships and investment opportunities within the Proptech/CRETech sector.

# Accelerator Venture Partners

*Multifamily industry experts to select and help the startups*

 

**Jonnie Haber, Strategic Partnerships** — Jonnie Haber joins Shadow Ventures with extensive professional experience in commercial real estate brokerage, acquisition, and property technology. His most recent endeavor involved scaling a venture-backed retail leasing platform known as Appear Here. As Head of Strategic Partnerships, Jonnie had successfully onboarded 50 New York landlord partners, resulting in over 200 retail transactions across 480,000 square feet leased. All transactions were completed through the Appear Here online portal, connecting thousands of the world's most recognized brands to the storefronts of New York landlords. His prior experience working with real estate investors in brokerage and acquisitions has allowed him to cultivate strong relationships and an understanding of modern market trends. Furthermore, his experience of working in a growth phase startup has provided hands-on exposure of the trials and tribulations startups face during expansion. In his current role, Jonnie sits as a strategic advisor to Modwell, a vertically integrated construction, interior design, and listing platform.

**Steve Regan, PropTech Angels** — PropTech Angels is a group of real estate professionals collaborating to invest in early-stage property technology companies. Their mission is to provide real estate professionals with exposure to the technology and venture investment side of real estate and to connect emerging CRE technology companies with a network of strategic, individual investors.

# Why Crowdsourced Funding?

*Venture and Angel Investing for All*

- **Lowered Barriers to Entry:** Our program was created for those interested in alternative investments within the built industry. For non-accredited and accredited investors alike, this is a simplified entry point for venture investing or entries into new industries.

- **Approachable Minimums:** The minimum investment for individuals for this accelerator is $1,000 an extremely approachable compared to other investment classes.

- **Access to New Concepts:** Our access to startups from Shadow Labs gives us the unique opportunity to bring solutions in multifamily together and push innovation in this fragmented industry.

- **Institutional Funding:** Not all startups are ready for institutional investing. They need bridge funding to grow. For those interested in crowdraising, their financials would become convoluted.

# Shadow Multifamily Accelerator

*Accelerator Structure and Capital Deployment*

## Investment Structure

| | |
|---|---|
| Fundraise Size | $1M |
| Closing | December 31, 2020 |
| Investment Period | 18 months |
| Fee Structure | See use of Proceeds, Form C Some funds used for management |
| Capital Call Structure | One capital call at time of commitment |
| General Partner | KP Reddy |

## Capital Deployment

- Four investments an the programs onset
- Startup Stage: Pre-seed
- Check Size: $100,000/startup in the form of a SAFE note
- SAFE Terms: Each note will have a valuation cap, negotiated per startup.
- 20% management fee will cover cost of initial startup selection, appropriate due diligence to determine valuations, ongoing entity costs (filings, taxes, legal), and the hands-on work of running the two accelerator cohorts.
- Target 2x portfolio valuation step-up after 18 months
- Target IRR: 50.39% after 18 months







# Founder and GP: KP Reddy

*Serial Entrepreneur, Investor, and Built Environment Authority*

METALLICA

KP Reddy is a globally-recognized authority in the built environment, AI, robotics, automation, collaborative communication, mobile applications, and cloud computing. Over 25+ years he has been a technologist, subject-matter expert, founder, CEO, advisor, investor, professor, author, and coach.

**Serial Entrepreneur**
KP has exited three technology companies: Cereus Technology Partners — which had an IPO on NASDAQ and has since sold to Verso (NASDAQ:VRSO) at a 35x Multiple, RCMS — which was sold to ARC (NYSE:ARC), and Ampirix (sold to The Combine). KP formerly ran Enterprise Transformation at Gehry Technologies (started by world-renowned architect Frank Gehry), which exited to Trimble (NASDAQ: TRMB). He was also the General Manager of ATDC at Georgia Tech, one of the oldest technology incubators in the country.

**Investor**
KP's first two funds as a GP (2016, 2018) have a combined return of 8.5x in less than 4 years. Additionally, he has made numerous angel investments and participated as an LP in other funds.

**Built Environment Authority**
KP is a Civil Engineer by background (BS, Georgia Institute of Technology) and wrote the textbook on BIM with his book: *BIM for Building Owners and Developers*. KP is a frequent lecturer at Georgia Institute of Technology and is a sought after subject matter expert, frequently speaking worldwide on the built environment.

**Featured**

THE WALL STREET JOURNAL.

Los Angeles Times

HUFFPOST

WIRED

TechCrunch

FOX NEWS channel

**Author**

*What You Know About Startups is Wrong*
Lioncrest Publishing • 2018

*BIM for Building Owners and Developers: Making a Business Case for Using BIM on Projects*
Wiley • 2012

Investing in startups that bring innovation to the built environment.